Loral Space & Communications Inc.

888 Seventh Avenue

New York, NY 10106

June 26, 2013

VIA EDGAR AND FEDEX

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Loral Space & Communications Inc.

Form 10-K for the fiscal year ended December 31, 2012

File No. 001-14180

Filed March 1, 2013 (File No. 001-14180)

Dear Mr. Spirgel:

We acknowledge receipt of your comment letter, dated June 25, 2013, in respect of the Form 10-K for the fiscal year ended December 31, 2012 filed by Loral Space & Communications Inc. (the “Company”) on March 1, 2013.

Based upon a telephone conversation on June 26, 2013 between Mr. Michael Henderson and counsel for the Company, we respectfully request an extension of time, until July 24, 2013, to respond to the comment letter.

Very truly yours,

/s/ Avi Katz

Avi Katz

President, General Counsel and Secretary

Loral Space & Communications Inc.